October 26, 2006

Mr. Steven Jacobs

United States Securities Exchange Commission

Mail Stop 4561

Washington DC 20549

Dear Mr. Jacobs;

Re International Gold Resources, Inc.

File No. 0-50103

Further to your letter of September 14, 2006, and my subsequent discussion with Ms. Amanda Sledge, we reply as follows:

Form 8-K/A filed November 2,2005

Exhibit 99.1 - Financial Statements for period from March 16, 2004 (inception) to October 31,2004

Note 7. Convertible Debentures Payable

1. We have reviewed your response to prior comments 1, 2 and 3. We still do not understand your conclusion that the convertible debentures, etc....

Our Reply:

We will disclose the Convertible Debentures as Derivatives from the time the business combination took place to the present and we shall restate all the quarterly & annual financial statements accordingly and re-file such once we have your response to our reply to comment 2 below.

Exhibit.99.2 - Unaudited Pro Forma Consolidated Financial Statements as of Qctober 31, 2004 and July 31. 2005

Note 2. Pro forma adjustments

2. We have read your response to prior comment 9. We do not understand your conclusion that it was appropriate to value the shares issued at pa, based on the guidance in EITF 99-12. The share price appears to have been $.08 beginning on at least August 12, 2005, and through the date of the transaction, and the price steadily increased after the acquisition on August 19, 2005. Please tell us what period of share prices you considered, in accordance with paragraph 4 of EITF 99-t 2, in determining the fair value of the shares issued.

Our Reply:

A.        Because it was a straight acquisition, valuation of 5,507,700 shares issued by Montpellier Group, Inc. would normally be done based on the trading price of Montpellier shares
B.        However, based on our search for trading price of Montpellier shares, there were no trades in 2004 and no trades from January 1 to August 19, 2005, so valuation of shares could not be based on the trading stock price.

C.        Likewise, valuing shares by using International Gold Resources Inc. (Nevada)'s - IGR Nevada, net book value would be meaningless, as the book value was negative, since the mineral rights were not yet a proven reserve so there was no carrying value.
D        So valuing shares by using IGR - Nevada's fair value would be difficult, as it would be impossible to assign a fair value to mineral property
E.       So the last resort was to use historical cost of shares issued by Montpellier, therefore an average cost was used:  $6,500/32,500,000 shares = $0.0002 per share (for total value of $1,102)

Form. 10-KSB for the Fiscal Year ended October 31. 2005

Financial Statements

General

3. To the extent that revisions made in response to the preceding comments have an impact on the financial statements (or the year ended October 31, 2005 or the quarters ended January 31, 2006, and April 30, 2006, please revise the related Forms 10-KSB and 10-QSB as appropriate.

Our Reply:

Agreed once we have your response to our reply to comment 2 above, we will revise and re-file all the necessary financial statement.

Note 1. Organization and Description of the Business

4. Please revise to clearly explain that the historical] financial statements presented are those of Montpellier, and that the financial statements of IGR are included only from the date of acquisition of August 19, 2005. Please explain tome reader the change in the business related to this acquisition and whether you continue the operations of Montpellier, IGR, or both. Please make conforming revisions to the Forms 100QSBfor the fiscal quarter ended January 31, 2006 and April 30, 2006.

Our Reply:

Agreed once we have your response to our reply to comment 2 above, we will revise and re-file the necessary financial statement, reflecting your request to clarify the disclosure in point 4.

Yours sincerely,

International Gold Resources, Inc

J Roland Vetter

President & CFO